Sonny W. Allison phone: (303) 291-2314 fax: (303) 291-2414 email: SAllison@perkinscoie.com

August 5, 2011

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4631

Re:	CAI International, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 15, 2011
File No. 1-33388

Dear Mr. Hartz:

This letter sets forth the responses of CAI International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 contained in your letter dated July 25, 2011 (the “Comment Letter”). For your convenience, the responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2010

Liquidity and Capital Resources, page 39

1.
Given the importance of available funding to your business, please revise future filings to include a specific and comprehensive discussion of your significant and most restrictive financial covenants and how those covenants may impact or restrict your liquidity. In addition, if you believe that it is reasonably likely that you will not meet any significant covenant, please revise to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Mr. John Hartz
Securities and Exchange Commission
August 5, 2011

RESPONSE:

The Company proposes to include in the Liquidity and Capital Resources section in future filings the following draft disclosure, or substantially similar disclosure:

Our revolving credit facility and term loans contain restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, all of our facilities contain certain restrictive financial covenants. The covenants require us to maintain (1) a maximum consolidated funded debt to consolidated tangible net worth ratio of 3.50:1.00; and (2) a minimum fixed charge coverage ratio of 1.20:1.00. We were in compliance with both covenants at [September 30, 2011]. Restrictions imposed by the financial covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities.

If, in the future, the Company believes it to be reasonably likely that it will not meet one of its financial covenants, it will revise its disclosure to include details of its financial ratios and their comparison to the maximum/minimum ratios permitted under the Company's covenants.

Results of Operations, page 33

2.
We note you have identified several factors that impact your results such as changes in utilization rates and changes in the number of owned containers on lease. Please revise future filings to quantify the impact of each factor, where practicable.

RESPONSE:

The Company proposes to include in the Results of Operations section in future filings disclosure that will better quantify the impact of various factors on revenue, including the number of owned containers on lease, the utilization rate and the per diem rental rates. Set forth below is a draft of proposed expanded disclosure using the data contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2010. Similar disclosure will be made in the Company's next Quarterly Report on Form 10-Q, and future filings:

Container Rental Revenue. Container rental revenue increased $11.1 million, or 20.7%, to $64.9 million for the year ended December 31, 2010 from $53.7 million for the year ended December 31, 2009. This increase was due to a 19.9% increase in the average size of our owned fleet and a 9.7 percentage point increase in utilization from 86.3% in 2009 to 96.0% in 2010, partially offset by a 5.9% decrease in average per diem rental rates.

Mr. John Hartz
Securities and Exchange Commission
August 5, 2011

Critical Accounting Policies and Estimates, page 43
Accounting for Container Leasing Equipment, page 44

3.
We note that a change in your estimate of useful lives or residual values can have a significant impact on your results. With a view towards future disclosure, please provide us with a quantified sensitivity analysis of both of these assumptions based upon reasonably likely changes. Reference Release No. 33-8350.

RESPONSE:

Extending the depreciable life of the Company’s container leasing equipment by one year would have reduced depreciation expense for the year ended December 31, 2010 by approximately $2.4 million.

Increasing the residual value of the Company’s container leasing equipment by 10% would have reduced depreciation expense for the year ended December 31, 2010 by approximately $1.9 million.

During the first quarter of 2011, the Company completed its review of historical disposal activity for its container fleet. As a result, the Company concluded that certain useful lives and residual values of its assets should be amended.

We have attached as Exhibit 1 the disclosure that the Company included in its Notes to Unaudited Consolidated Financial Statements in its Quarterly Report on Form 10-Q for the three months ended June 30, 2011. This sets out the changes that were made to the Company’s useful life and residual value estimates, and the impact of those changes on its financial statements.

4.
With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the nature of the events or change in business circumstances that may cause you to test your containers held for use for impairments and indicate the level at which assets are evaluated. In addition, please discuss if any impairment testing has been conducted, and if so, disclose the results of the testing.

RESPONSE:

In accordance with ASC 360, Property, Plant and Equipment, the Company tests its containers held for use for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Such events might include a significant decrease in the market-price of used containers, or a significant adverse change in the manner in which the Company's container fleet was being used. Events such as these have not occurred in recent years and, as such, the Company has not conducted impairment testing on its held for use container fleet. The Company considers each of its different container types to represent individual asset groups and, as such, evaluates recoverability at that level.

Mr. John Hartz
Securities and Exchange Commission
August 5, 2011

As well as including containers held for use, the Company's owned container fleet includes equipment that is held for sale, including damaged containers and containers that are at the end of their useful life. The Company monitors the disposal proceeds arising from the sale of used containers to ensure that containers held for sale are recorded at the lower of their carrying amount, or their fair value (less estimated disposal costs). The Company's containers held for sale represented approximately 1% of its total container fleet during 2010. Container impairment recorded for the year ended December 31, 2010 was $40,000.

The Company will include in future filings details of any events or changes in circumstances that may impact the recoverability of its held for use container fleet. In addition, the Company will disclose in future filings the facts and circumstances giving rise to any material impairment of its held for sale container fleet.

The Company will transmit separately the acknowledgements requested in your letter. If you have any questions regarding this letter, please contact me at (303) 291-2314.

Very truly yours,

/s/ SONNY ALLISON

Sonny Allison

cc:	Tricia Armelin, Securities and Exchange Commission
CAI International, Inc.

Exhibit 1

During the three months ended March 31, 2011, the Company completed a review of historical disposal experience relating to its fleet of container equipment and concluded that the estimated residual values and depreciable lives used in its equipment depreciation calculations should be amended effective January 1, 2011. The following table shows the current and prior residual values and depreciable lives adopted by the Company for each type of equipment:

	Residual Value			Depreciable Life in Years
	Current	Prior		Current	Prior

20-ft. standard dry van	$950	$850		12.5	12.5
40-ft. standard dry van	$1,150	$950		12.5	12.5
40-ft. high cube dry van	$1,300	$1,000		12.5	12.5
40-ft. high cube refrigerated container	$3,000	15% of OEC	*	12.0	15.0

* Original equipment cost

The above changes reduced the Company’s depreciation expense and increased pre-tax income by approximately $0.7 million and $1.5 million, increased net income by approximately $0.6 million and $1.2 million, and increased diluted earnings per share by $0.03 and $0.06 for the three and six months ended June 30, 2011, respectively.